
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 16, 2009

via U.S. mail and facsimile

Mr. Frank Rossana, President, Director
BigWest Environmental, Inc.
1305 W. Horizon Ridge Drive, Suite 1922
Henderson, NV 89014

> **RE: BigWest Environmental, Inc.**
> **Form 8-K Item 4.01**
> **Filed November 12, 2009**
> **File No. 333-152837**

Dear Mr. Rosanna:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. You disclose in the first paragraph that the Board of Directors approved of "the dismissal" of the Blackwing Group, LLC. Based on the preceding disclosure, it does not appear that the Blackwing Group, LLC was dismissed. Please advise or revise accordingly.

2. You state the letter from The Blackwing Group has not yet been received. The accountants' confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K. Please tell us when you expect to receive such letter. We also note that the filing of the Form 8-K is over three months delinquent, and should have been filed within four business days of the change, pursuant to General Instruction B.1 of the Form 8-K. To the extent that you make changes to the Form 8-K to comply with our comments, please

obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

3. You state that during the most recent fiscal years and the interim periods preceding the engagement of Sam Kan, CPAs, you requested the successor auditor to review and audit the requisite periods which the firm has completed. Please revise your filing to disclose whether during the two most recent fiscal years and any subsequent interim period preceding the engagement, you consulted the successor auditor regarding (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv)) or a reportable event (as described in paragraph 304(a)(1)(v)). Refer to Item 304(a)(2) of Regulation S-K.

4. In your amended filing, please change the "Date of Report" on the cover of the Form 8-K to August 10, 2009, the date of the change in accountants.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant